November 29, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Matthew Crispino
Mr. Daniel Gordon, Accounting Branch Chief
Ms. Kristi Marrone

RE:	NetSuite Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 30, 2007
File No. 333-144257

Ladies and Gentlemen:

On behalf of NetSuite Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 21, 2007, relating to the Company’s Registration Statement on Form S-1 (File No. 333-144257) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on October 30, 2007), along with the supplemental materials referenced herein. In addition, we supplementally advise the Staff that as of the date of this letter, following the Company’s 1-for-20 reverse stock split to be effected prior to the offering, the Company and its underwriters currently expect that the price range for the offering will be $13.00 to $16.00 per share.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 2, as applicable.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

Form S-1/A

General

1.	With respect to comment 3 of our letter dated August 10, 2007, we will provide you with oral comments on the graphics that you intend to use in the prospectus.

RESPONSE: In response to our conversation with the Staff on November 26, 2007, we have revised the graphics that the Company intends to use in the inside front cover and inside back cover of the prospectus to limit the words around the graphics to descriptions of the graphics to give an investor a clear understanding of what the graphics depict.

Prospectus Summary

Our Company, page 1

2.	With respect to comment 5 of our letter dated August 10, 2007, we do not believe that you have provided sufficient documentation to support your claim that you are “the leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses.” To substantiate this claim, please provide us with more recent documentation. Alternatively, if you believe that you are currently the only vendor of on-demand, integrated business management application suites targeted to small and medium-sized businesses, revise your disclosure to state that belief.

RESPONSE: In response to the Staff’s comment, the Company has amended its disclosure to change the statement in the Prospectus Summary, and throughout the prospectus, to “a leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses.”

Company Controlled Status, page 3

3.	Please expand your disclosure of Mr. Ellison’s decision to transfer 639,298,039 shares of the company’s common stock to a “lockbox” limited liability company to discuss the reasons underlying this decision.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 3 to expand the disclosure regarding Mr. Ellison’s decision to transfer shares of the Company’s common stock to a “lockbox” limited liability company to discuss the reasons underlying Mr. Ellison’s decision.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

Risks Affecting Us, page 4

4.	Please expand your disclosure to note the weakness in your internal controls discussed on page 15.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 4 to note the weakness in the Company’s internal controls discussed on page 15.

Risk Factors

“We use a single data center to deliver our services…”, page 9

5.	We note your response to comment 11 of our letter dated August 20, 2007. Please revise the risk factor to name Level 3 Communications as the third-party data facility. Also, please revise your disclosure on page 61 to discuss the material terms of your agreement with Level 3 Communications, consistent with your application for confidential treatment.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 9 to name Level 3 Communications as the third-party data facility and on page 70 to discuss the material terms of the Company’s agreement with Level 3 Communications, consistent with its application for confidential treatment.

“If we fail to maintain proper and effective internal controls…”, page 15

6.	Please revise the heading to this risk factor to specifically address the material weakness in your internal controls that you recently identified. Here or elsewhere as appropriate, such as in management’s discussion and analysis, please expand your disclosure to discuss how long you anticipate it will take to remedy the material weakness in your internal controls and the material costs associated with such remediation.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 15 and 42 to revise the heading to this risk factor and to expand the Company’s disclosure to discuss how long the Company anticipates it will take to remedy the material weakness in its internal controls and the material costs associated with such remediation.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

Forward-Looking Statements, page 25

7.	With respect to prior comment 13 of our letter dated August 10, 2007, the market data in IDC report you submitted supplementally does not match the market data reported in the prospectus. Please reconcile your disclosure with the market data included in the IDC report that you have provided. Also, in regard to the Gartner report that you provided to us supplementally, please advise us where we can find support for the claim that spending on ERP, CRM and supply chain management by larger enterprises will grow 5.8% annually from 2005 to 2010. Finally, the marked information in the Yankee Group report that you provided supplementally does not appear to support the claims attributed to the Yankee Group in the prospectus. Please advise where in the Yankee Group report we can find the necessary support.

RESPONSE: In response to the Staff’s comment, we have supplementally provided the IDC report to the Staff and have circled the data on page 5 of the report which states that the software on-demand market reached $3.654 billion in 2006 and is forecasted to reach $14.8 billion in revenue in 2011, representing a compound annual growth rate of 32%. These statistics are consistent with our prospectus disclosure that states, “IDC estimates worldwide on-demand enterprise software vendor revenues were approximately $3.7 billion in 2006 and that they will grow 32% annually through 2011 to $14.8 billion.”

With respect to the Gartner report, we have supplementally provided the calculations for the growth rates as well as the Gartner reports that contain the underlying data for these calculations to the Staff. We also advise the Staff that Gartner has updated certain of the forecasts used to calculate the total market size and the projected market growth rates. We have revised the disclosure on pages 1 and 62 of the Registration Statement to reflect these updates.

With respect to the Yankee Group report, we have supplementally provided the report to the Staff and have circled the data on pages 7 and 8 which shows that the 5-year total cost for 20-user customers of the Company is over 50% lower (approximately 52% lower) than for a comparable on-premise solution. The 5-year total cost for 100-user customers of the Company is over 20% lower (approximately 21% lower) than for a comparable on-premise solution. We have revised the disclosure on page 64 of the Registration Statement to state that, “A Yankee Group study found that the cost of implementation, customization and integration of NetSuite and the required investment in host servers was up to 50% lower than for a comparable on-premise solution.”

Auction Process

The Bidding Process, page 29

8.	Please clarify whether it is the company and/or the underwriters who has the discretion to reject bids that are deemed manipulative or disruptive. If the company has the sole discretion to reject such bids, please explain the process by which it will consult with the underwriters in making the decision to reject a bid.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 20, 28 and 29 to clarify that the underwriters, in consultation with the Company, have the discretion to reject bids that are deemed manipulative or disruptive.

9.	We note that you may temporarily close the auction pending the preparation of revised disclosure. Please expand your disclosure to discuss in greater detail the circumstances under which you may decide to temporarily close the auction and/or suspend bidders’ ability to withdraw their bids. Please include a discussion of the reasons why it would be necessary to temporarily close the auction. Please also describe the procedures you will follow when making and implementing the decision to temporarily close the auction, including how you will notify bidders. Please clarify whether bidders may modify their bids during any period in which the auction is temporarily closed.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 30 to discuss in greater detail the circumstances under which the Company may decide to temporarily close the auction and/or suspend bidders’ ability to withdraw their bids and to address the other points raised by the Staff. As explained on page 30 of the Registration Statement, any such temporary closing of the auction will precede a period in which bidders will be required to reconfirm any bids that were in place at the time of the temporary auction close.

The Auction Closing Process, page 30

10.	Please clarify that if you are unable to close the auction, determine a public offering price and file a final prospectus with us within 15 business days after the registration statement is initially declared effective, you must file and have declared effective a post-effective amendment to the registration statement before the auction may be closed and any bids may be accepted. See Rule 430A of Regulation C.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 30.

The Pricing Process, page 31

11.	We note your response to comment 15 of our August 10, 2007 comment letter. Your proposal to use a price range of up to $3 for the offering is consistent with the staff’s current position on price ranges for modified Dutch auction where the issuer and underwriter reserve the right to set the offering price below the clearing price in the auction.

RESPONSE: We appreciate the Staff’s comment.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

12.	With respect to prior comment 29 of our letter dated August 10, 2007, please direct us to the revised or new disclosure regarding pricing pressure in your industry.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 42 to disclose in the overview to MD&A the pricing pressure faced by the Company from its competitors and customers.

13.	With respect to prior comment 30 of our letter dated August 10, 2007, we note that in your letter dated October 30, 2007 you indicate that you are not disclosing quantitative explanations for period-to-period changes in revenue that you have determined are not material to investors and are competitively sensitive. Please revise your disclosure to include these quantitative explanations.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 50, 52 and 53 to include these quantitative explanations.

Management

Compensation Discussion and Analysis

Bonuses, page 86

14.	Your response to comment 44 of our August 10, 2007 letter notes that you have omitted specific targets within the Company’s financial plan in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such information would result in “competitive harm” to NetSuite. Please provide us with your analysis as to how you will suffer competitive harm if these targets were to be disclosed.

RESPONSE: We respectfully advise the Staff that, in addition to a subjective individual performance based evaluation for each named executive officer, the Company’s compensation committee has established three corporate objectives for bonuses under the Company’s 2007 Executive Bonus Plan (GAAP revenue targets, bookings targets and operating profit or loss targets) in order to motivate management to achieve results that the Board deems to be in the best interests of the Company’s stockholders and to reward

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

management for achieving these results. The Company competes in an intensely competitive market, marked by competitors that utilize aggressive marketing strategies. The Company believes that disclosing the numerical targets, which have historically been tied to the Company’s financial plan, may provide competitors with information regarding the Company’s financial plan and strategy for the upcoming fiscal year (for example stressing profitability over revenue growth or the opposite) that could be used in the marketplace against the Company.

As long as the specific dollar thresholds for these objectives are protected from public distribution, the compensation committee is able to establish targets that allow it to challenge management without being concerned that the failure to achieve these targets will be used against the Company by its competitors. If forced to disclose these numerical targets, based on these concerns regarding competitive and market reaction, the compensation committee may feel pressured to set bonus targets at more easily achievable numbers in order to reduce or eliminate the risk of harm to the Company. This change to the Company’s bonus structure could be detrimental to the Company and its stockholders as it would alter the alignment of the interests of management with those of the Company’s stockholders (a key tenet of the Company’s compensation program). As a result, the Company has disclosed the corporate objectives used by the compensation committee to measure management bonuses in 2007, but has omitted disclosure regarding the specific numerical targets within the Company’s financial plan in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K to protect the Company from competitive harm in the marketplace. The Company has, however, provided information regarding its analysis of the likelihood of achieving the corporate objectives, including specifically referencing that the objectives were set to be challenging, but achievable if the Company operates to its financial plan.

Severance Compensation and Termination Protection, page 89

15.	We note your response to prior comment 47 of our letter dated August 10, 2007. Item 402(e)(1)(i) of Regulation S-K requires disclosure of the material terms of each named executive officer’s employment agreement. The definitions of key terms in an employment agreement, including “for cause”, “good reason”, and “change of control”, are material terms of such agreement that must be disclosed in the prospectus. In addition, use of legal terminology in the prospectus contravenes Rule 421(b) of Regulation C. Accordingly, revise your prospectus disclosure to define the terms.

Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 97-98 to include the definitions of the terms “for cause,” “good reason,” and “change of control.”

Certain Relationships and Related Party Transactions, page 103

16.	With respect to prior comment 50 of our letter dated August 10, 2007, we note that in your letter dated October 30, 2007 you state that you have revised the Registration Statement on page 107 to clarify the factual basis for the statement that the company’s agreement with Oracle USA, Inc. was completed on arm’s length terms. However, you appear only to have revised the discussion to indicate that you “believe” the transaction was completed on arm’s length terms. Please revise your disclosure to provide a factual basis for this belief.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 110 to provide a factual basis for the belief that the Company’s agreement with Oracle USA, Inc. was completed on arm’s length terms.

Consolidated Financial Statements, page F-1

17.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, as applicable.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to include financial statements for the quarter ended September 30, 2007 in accordance with Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1.C. Restatement of the Consolidated Financial Statements, page F-9

18.	Please clarify why the weighted average number of common shares outstanding in 2005 and 2006 decreased as a result of your restatement.

RESPONSE: We supplementally advise the Staff that, in connection with the Company’s financial statement restatement, the Company undertook a review of its prior option exercises and exercise dates. The weighted average number of common shares outstanding in 2005 and 2006 decreased as a result of this restatement due to the correction of exercise dates associated with the modified awards described previously. The corrected exercise dates were later in the respective years resulting in the shares being outstanding for fewer days during the reporting periods.

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Securities and Exchange Commission

Re: NetSuite Inc.

November 29, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650-320-4626) or Richard A. Kline (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Kline at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper